

April 6, 2011

Worthington Industries, Inc.
B. Andrew Rose, Vice President and CFO
200 Old Wilson Bridge Road
Columbus, OH 43085

> **Re: Worthington Industries, Inc.**
> **Form 10-K for the year ended May 31, 2010 filed July 30, 2010**
> **File No. 1-8399**

Dear Mr. Rose:

We have reviewed your response to our comment letter dated March 11, 2011 and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended May 31, 2010
Note H – Segment Data, page 77

We note your response to prior comment one of our letter dated March 11, 2011. We remind you that one of the purposes of MD&A is to enable investors to see the company through the eyes of management. Given that management does have certain quantified information regarding products, we urge you to continue to consider what additional quantitative disclosures you can provide to convey material trends and variability of your operations in order to help investors evaluate your results.

You may contact Mindy Hooker at (202) 551-3732 or Tricia Armelin at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

John Cash
Branch Chief